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Jon Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

March 5, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Real Return Fund (the “Fund”), a series of Old Westbury Funds, Inc. (File No. 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on February 13, 2015, relating to the Special Meeting of Shareholders of the Fund being held to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of Old Westbury Funds, Inc. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf. Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about March 5, 2015.

Comment 1.	Please confirm that the proxy statement discloses the ramifications of the Fund’s liquidation on any individual retirement accounts that shareholders may hold, i.e., that the liquidation may constitute a taxable and/or penalty event.

	Response 1.	We have revised the disclosure accordingly.

Comment 2.	Please confirm that the Fund will stay current on all filings and that the Fund will take appropriate measures to provide the proxy statement to all shareholders of the Fund.

	Response 2.	We hereby confirm that the Fund will stay current on all filings and that appropriate measures as required by the Securities Exchange Act of 1934, as amended, will be taken to provide the proxy to all shareholders of the Fund.

Comment 3.	Please include disclosure in the proxy statement reflecting the following: (i) a decision on the collectability of all Fund receivables, (ii) an estimate of the liquidation cost, and (iii) accounting for any “liquidation hit” in accordance with Financial Accounting Standards Board – FAS 5.

	Response 3.	We hereby represent and will disclose to shareholders if applicable that, in the course of the liquidation, the Fund will determine the collectability of all receivables and will add any uncollectable receivables to the cost of liquidation. We further represent that the Fund will account for any loss contingencies as appropriate and in accordance with applicable guidance, including FAS 5.

We respectfully acknowledge your comment with respect to including an estimate of the liquidation cost in the proxy statement; however, we do not believe that Schedule 14A requires such disclosure. Further, the Adviser will bear the costs incurred in carrying out the Plan of Liquidation, and, as such, the liquidation costs will have no impact on the Fund’s shareholders. Accordingly, for these reasons, we do not believe that inclusion of an estimate of the liquidation cost is necessary or appropriate.

Comment 4.	Please disclose if the Fund has any receivables from the Adviser for reimbursement.

	Response 4.	We represent that there are no such receivables.

Comment 5.	Please confirm that state law does not require a shareholder vote in connection with the proposed liquidation.

	Response 5.	In accordance with Old Westbury Funds, Inc.’s Articles of Restatement, as amended and supplemented, a shareholder vote is being held in connection with the liquidation of the Fund.

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Comment 6.	Please confirm that the Fund has stopped selling its shares.

	Response 6.	We hereby confirm that, as of the close of business on February 13, 2015, the Fund was closed to all investors.

Comment 7.	Please revise reference in the proxy statement regarding Annual and Semi-Annual reports to include the periods covered by such reports.

	Response 7.	We have revised the disclosure accordingly.

Comment 8.	Please provide all information that is missing in the preliminary proxy statement.

	Response 8.	All missing information has been provided.

Comment 9.	Please disclose in the proxy statement the approximate costs of the solicitation of proxies.

	Response 9.	We have revised the disclosure accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5600. Thank you.

Best regards,

/s/ Jon Gaines
Jon Gaines
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